Exhibit 12.1

GLOBAL SIGNAL INC.
COMPUTATION OR RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

(unaudited)

	For the Three Months Ended		For the Six Months Ended
	6/30/2004	6/30/2005	6/30/2004	6/30/2005
Earnings
Pre-tax income (loss) from continuing operations before minority interest	$4,358	$(9,444)	$(2,538)	$(5,879)
Add: Fixed charges	9,743	24,270	18,743	39,909
Less: Capitalized interest	15	108	28	125
Total earnings	$14,086	$14,718	$16,177	$33,905
Fixed Charges
Interest expense (1)	$5,482	$14,607	$10,370	$25,243
Capitalized interest	15	108	28	125
Interest factor in rent expense	2,840	7,385	5,714	10,807
Amortization of deferred debt costs	1,406	2,170	2,631	3,734
Total fixed charges	$9,743	$24,270	$18,743	$39,909
Preferred stock dividend requirements (2)	$—	$—	$—	$—
Combined fixed charges and preferred stock dividiend	$9,743	$24,270	$18,743	$39,909
Ratio of earnings to fixed charges (3)	1.45	0.61	0.86	0.85
Ratio of earnings to combined fixed charges and preferred stock dividends	1.45	0.61	0.86	0.85

(1) Interest expense includes derivative amortization and fair value changes.

(2) We did not have any preferred capital outstanding for any of the periods presented.

(3) The shortfall of earnings to combined fixed charges for the three months ended June 30, 2005 and the six months ended June 30, 2004 and 2005 was approximately $9.6 million, $2.6 million and $6.0 million, respectively.